SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

P.E. 5-1-02

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of May 2002

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 16 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 23 May 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

16 May 2002

Tomkins sells UK Consumer and Industrial Division for £24 million

Tomkins PLC announces that it has sold its UK-based Gates Consumer and Industrial ("GCI") division to the Rutland Fund for a cash consideration of £24 million.

GCI manufactures a range of rubber-based and other products including Tredaire carpet underlay, Gripperrod carpet accessories, Hunter wellingtons, diving suits and commercial rubber compounds.

During the year ended 30 April 2002, GCI had sales of around £64 million and made operating profits of approximately £2.7 million. After writing off reinstated goodwill, this disposal will give rise to a small loss that will be provided for in the results for the year ended 30 April 2002. The proceeds will be added to general corporate funds.

Tomkins is a UK-based world class global engineering and manufacturing group with market and technical leadership across three businesses: Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS.

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Enquiries to:

Tomkins PLC
Stephen Devany — Tel: + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head — Tel: + 44 (0) 20 7251 3801
Charlotte Festing